Media Release



Givaudan 2004 Results

- Sales growth 4% in local currencies
- Operating profit increased by 17%
- Net profit increased by 20%
- Operating cash flow before investments increased by 22%
- Proposed dividend of CHF 9.80 per share (previous year CHF 8.90)
- A further extraordinary dividend of CHF 6.50 per share proposed

Geneva, Switzerland, 1 March 2005. In 2004 Givaudan recorded sales of CHF 2,680 million, resulting in an increase of 4% in local currencies and a decline of 0.4% in Swiss Francs.
The Fragrance Division reached sales of CHF 1,073 million, achieving a growth of 4.8% in local currencies and 1.4% in Swiss Francs. This again reflects the outstanding performance in Fine Fragrances as well as strong gains for the third consecutive year in Consumer Products. Sales in Fragrance Ingredients continue to be impacted by the phasing-out of commodity ingredients, consistent with Givaudan's strategy to focus on the production of high value-added fragrance molecules. The Flavour Division recorded a growth of 3.5% in local currencies. This translates into sales of CHF 1,607 million, a slight decline in Swiss Francs. All regions and all business segments recorded positive sales growth in local currencies.

In January 2004 Givaudan announced an ambitious programme to improve operating margins in all areas of our business. This programme was executed throughout the year and has delivered the expected results with a positive impact on margins. This programme will deliver additional savings in 2005. The gross margin increased to 47.8% compared to 46.1% in the prior year. Operating profit excluding goodwill amortisation improved from CHF 415 million to CHF 484 million, leading to an operating margin of 18.1% versus 15.3% in 2003. Net profit improved to CHF 350 million, an increase of 20% on a comparable basis.

Under the current share buy-back programme, Givaudan has acquired 622,259 shares to date, of which 200'000 have already been cancelled. The Board of Directors will propose to the Annual General Meeting of 27 April 2005 to cancel the shares repurchased until end of March 2005 and to reduce the share-capital accordingly. In addition, the Board has decided to initiate a third share buy back programme upon completion of the current one. The new programme will aim at repurchasing up to 720,000 shares.

The Board will also propose to the Annual General Meeting a further dividend increase of 10% resulting in a dividend of CHF 9.80 per share. Additionally a special dividend of CHF 6.50 per share will again be proposed, as Givaudan has further sold part of its equity portfolio with the aim of distributing the resulting cash to shareholders.

Givaudan is confident to sustain its leading market position and to deliver another good result in 2005.

Key figures 2004

In Mio CHF except per share data	2004 (1)	2003	2003 (pro forma) (1)
Group Sales	2,680	2,715	2,715
Fragrances Sales	1,073	1,104	1,104
Flavour Sales	1,607	1,611	1,611
Gross Profit	1,280	1,252	1,252

as % of sales	*47.8*	*46.1*	*46.1*
EBITDA	588	521	521
as % of sales	*21.9*	*19.2*	*19.2*
Operating Profit bef. restructuring	505	408	483
as % of sales	*18.8*	*15.0*	*17.8*
Operating Profit	484	340	415
as % of sales	*18.1*	*12.5*	*15.3*
Net Income	350	216	291
as % of sales	*13.1*	*8.0*	*10.7*
Earnings per share (basic)	46.36	27.03	36.41

In Mio CHF	**31 December 2004**	**31 December 2003**
Current assets	*1,735*	*1,945*
Non-current assets	*2,564*	*2,603*
Total Assets	**4,299**	**4,548**
Current liabilities	*882*	*633*
Non-current liabilities	*1,152*	*1,329*
Minority interest	*1*	*1*
Equity	*2,264*	*2,585*
Total liabilities, minority interest and equit	**4,299**	**4,548**

*)Givaudan adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date on 1 January 2004 . Goodwill amortisation in the year 2003 amounted to CHF 75 million.

Fragrance Division

In 2004, sales of the Fragrance Division grew by 4.8% in local currencies and 1.4% in Swiss Francs, excluding the discontinued ingredients. In reported terms sales amounted to CHF 1,073 million, representing a growth of 0.4% in local currencies and -2.8% in Swiss Francs respectively.

In a very competitive environment Fine Fragrances again grew at a double-digit rate and Consumer Products continued to show strong gains for the third consecutive year. Sales in Fragrance Ingredients declined as a result of discontinued commodity ingredients consistent with Givaudan's strategy to move to higher value fragrance molecules. Speciality fragrance ingredients achieved double-digit growth.

The division's operating profit increased to CHF 173 million, resulting in an improved operating margin of 16.1% against 13.3% in 2003. This is the result of the measures taken under the margin improvement initiative, announced in January 2004, and an improved product mix, due to strong growth in Fine Fragrances and speciality ingredients.

Major capital investments in the past year included the conversion of the former sunscreen filter production capacities in Vernier (Switzerland) into multi-purpose units for the production of specialities. These investments also included major capacity increases in the compounding facilities in Switzerland and China. State-of-the-art robotics was installed in Shanghai providing high efficiency compounding of samples and small batches. This will support best in class service levels for customers in this high growth region.

Flavour Division

In 2004, the Flavour division recorded sales of CHF 1,607 million, representing a growth of 3.5% in local currencies and a slight decline in Swiss Francs. All four regions and all business segments recorded positive sales growth for the year, with the highest growth rate coming from Latin America.. The Confectionery and Dairy segments posted the strongest gains.

The operating profit rose to CHF 311 million. On a comparable basis the operating margin has improved from 16.6% to 19.4%. This improved performance is mainly the result of the margin improvement initiatives announced at the beginning of the year.

The expansion of the creation and application facilities as well as the new Culinary Centre in Singapore was completed in early 2004. Additionally the North American Culinary Centre located in Cincinnati (USA) and the European Savoury Development Centre in Kemptthal (Switzerland) were both opened in 2004. These three new culinary facilities further enhance Givaudan's capabilities in the Savoury and Foodservice areas. Contained in these unique centres are experimental kitchens and pilot installations for testing flavours under industrial conditions.

Investments were also completed for the expansion of the flavour creation and application facilities in Cuernavaca (Mexico). To support the rapid growth in China, ground was broken on a new flavour creation, application and production centre in Shanghai.

Available Documents and Links:

Annual Report 2004(abridged)
Full Year 2004 Results Presentation
Audio Webcast of the Investor Conference Call

Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com



"ANDRE FILLIEZ, GIVAUDAN S.A." <AFILLIEZ@bloomberg.net>

22.02.2005 11:43

To: roberto.garavagno@givaudan.com
cc:
Subject: GIVAUDAN SAYS IT POTENTIALLY HOLDS 19.9% OF ITS VOTING RIGH

GIVAUDAN SAYS IT POTENTIALLY HOLDS 19.9% OF ITS VOTING RIGHTS

This story matches the criteria set-up for the News Alert named "GIVAUDAN NEWS" for UUID 1198376.
To de-activate or modify current alert, or to create a new alert, run { NLRT <GO> }

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on 16 February 2005, it held 459'661 own registered shares (carrying 5.89% of voting rights), 545'771 put options on own stock (short position, carrying potentially 7.00% of voting rights) and 545'970 call options on own stock (long position carrying potentially 7.00% of voting rights). Total holding carries potentially 19.89% of voting rights. This announcement is triggered by a transaction made by Givaudan in the frame of Givaudan United States Inc 1% bond due 2006, exchangeable against Givaudan SA's shares.